UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-34848
SEANERGY MARITIME HOLDINGS CORP.

(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ______

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)7: ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 30, 2020, Seanergy Maritime Holdings Corp. (the “Company”) entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase 42,950,000 of its common shares (the “Common Shares”) in a registered direct offering and 42,950,000 warrants (“Warrants”) to purchase Common Shares in a concurrent private placement for a purchase price of $0.12 per Common Share and Warrant.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Placement Agency Agreement dated April 30, 2020 between the Company and Maxim Group LLC, as sole placement agent.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of the Securities Purchase Agreement, dated April 30, 2020, between the Company and the purchasers named therein.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of the Common Share Purchase Warrant, to be issued to the purchasers under the Securities Purchase Agreement.

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Watson Farley & Williams LLP relating to the legality and validity of the Common Shares.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated April 30, 2020 titled “Seanergy Maritime Holdings Corp. Announces Pricing of Approximately $5.2 Million Offering.”

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME
HOLDINGS CORP.
(Registrant)

Dated: May 1, 2020

/s/ Stamatios Tsantanis
By: Stamatios Tsantanis
Chief Executive Officer